Exhibit 99.1

Betterware

BeFra

Great brands. One essence.

JAFRA

Q2 2025

Earnings Release

Message from the President and CEO

Following a challenging first quarter, we closed the first half of 2025 with a return to top-line and EBITDA growth, as well as strong profitability and Free Cash Flow, thanks to improved market conditions and to effectively navigating a volatile operating environment shaped by global economic uncertainty and shifting trade dynamics. We remain confident in our long-term growth strategy and BeFra’s strong underlying fundamentals.

Second quarter consolidated revenue grew 5.1% year-over-year, bringing first-half growth to 1.0%. The rebound in the quarter was primarily driven by the strong performance of our beauty business, Jafra Mexico, which grew 10.9%, along with a strong sequential recovery at Betterware Mexico vs Q1 2025. It is important to highlight that the Associate base and activity levels of both businesses grew quarter-over-quarter, another encouraging area of growth. In the same line, revenues at Jafra US experienced a strong sequential rebound vs Q1 2025, including a strong associate base growth QoQ, all despite a difficult consumer market in the US. Expanding to new geographic markets remains one of our growth pillars, so we are delighted to announce that, following a successful launch of Betterware Ecuador in May, we surpassed our initial projections to reach 2,500 Associates there in the first two months of operation in the country.

EBITDA increased 3.5% YoY, reflecting a strong recovery in Q2 following the temporary effects seen in Q1 2025. EBITDA margin reached 19.1%, in line with our normal profitability levels, highlighting the strength of the rebound and the efficiency of our commercial and operational strategies.

We continue to manage the company with financial discipline and long-term focus, positioning BeFra to effectively capitalize on opportunities if market conditions continue improving and to execute our long-term growth strategy. As expected, we generated positive free cash flow of $592M in the quarter, up 29.2% YoY and representing quarterly conversion of 87.2% of EBITDA and a year-to-date conversion of 44.2% of EBITDA, more than offsetting the temporary cashflow constraint in Q1 2025. Additionally, Net Debt-to-EBITDA improved sequentially and was a healthy 1.97x at quarter-end.

This quarter’s results and the momentum we have regained are encouraging, making us cautiously optimistic about the second half of the year, as we reinforce our near-term commercial strategies to further increase growth, profitability, and cash flow generation during this time. For perspective on the strength our business model, growth strategy and brands, we note that recent studies show that both brands in Mexico outpaced the Mexican home goods and beauty markets growth rate in 2024 by ~3-5 times. These figures demonstrate our ability to deepen BeFra’s penetration of Mexican households and expand our share of both market segments.

Thank you for your continued trust in BeFra—we look forward to updating you on our progress in the second half of the year.

Andrés Campos Chevallier

President and CEO BeFra Group

Q2 2025 Select Consolidated Financial Information

	Q2			H1
Results in ‘000 MXN	2025	2024		2025	2024
Net Revenue	$3,562,643	$3,389,393	+5.1%	$7,061,794	$6,991,896	+1.0%
Gross Margin	67.1%	67.8%	-68 bps	66.7%	68.8%	-213 bps
EBITDA	$678,812	$656,136	+3.5%	$1,214,077	$1,411,525	-14.0%
EBITDA Margin	19.1%	19.4%	-30 bps	17.2%	20.2%	-300 bps
Net Income	$327,306	$303,820	+7.7%	$478,700	$598,984	-20.1%
EPS	$8.77	$8.14	+7.7%	$12.83	$16.05	-20.1%
Free Cash Flow	$592,152	$458,437	+29.2%	$536,311	$818,092	-34.4%
Net Debt / EBITDA	1.97	1.80		1.97	1.80
Interest Coverage	3.32	3.23		3.32	3.23
Associates
Avg. Base	1,122,548	1,176,607	-4.6%	1,130,483	1,196,024	-5.5%
EOP Base	1,128,009	1,150,438	-1.9%	1,128,009	1,150,438	-1.9%
Distributors
Avg. Base	62,906	65,752	-4.3%	62,381	64,560	-3.4%
EOP Base	64,159	65,810	-2.5%	64,159	65,810	-2.5%

•	Revenue Growth Resumed: BeFra returned to year-over-year growth in Q2, with consolidated net revenue increasing 5.1% YoY. This marks a solid recovery after a challenging Q1, and it reflects improving momentum across business units.

o	Jafra Mexico continues to grow strongly, with a 10.9% YoY growth, powered by a slightly higher Associate base and stronger productivity per Associate.

o	Betterware Mexico grew strongly on a sequential basis, narrowing a 9.8% decline in Q1 to a 1.2% decline in Q2. The QoQ 4.0% rebound was stronger compared to an average QoQ contraction of 4.5% over the last three years, confirming that it more than offset any possible seasonal effects. It is also relevant to point out that the business achieved net Associate growth, with the base expanding sequentially from 649K to 670K at the end of the period. Of note, this marked the first net growth in a quarter since Q1 2021, which makes management cautiously optimistic that performance will continue to improve in the second half of the year.

o	Jafra US achieved 15.6% sequential sales growth. The Company has taken relevant steps to ignite growth in this promising market, including a complete revamp of the compensation plan, implemented in April and May.

o	Betterware Latam, while still small, is yielding good results, with Central America recovering growth under new leadership, and new revenue coming from Ecuador, which Betterware entered in May. Currently, management is assessing entering Colombia in 2026, using the same strategy as Ecuador. It is important to remember that Central America and the Andean Region combined are equivalent in market value to Mexico.

•	Strong Profitability Rebound QoQ, with an EBITDA increasing 3.5% YoY and Margin reaching 19.1% for the quarter, after the temporary effects observed in Q1 2025. EBITDA growth was driven by higher margins at Jafra Mexico and was slightly affected by a lower gross margin at Betterware Mexico, the result of implementing pricing strategies to drive revenue growth through greater “line items” accessibility.

•	Strong Positive Free Cash Flow has returned, after non-recurrent events that affected Q1 2025 cash flow, reaching 87.2% of EBITDA for the second quarter. A stronger FCF is expected in the coming quarters and an annual level equivalent to historical cashflow conversion of ~60%.

•	Net Income grew 7.7% in the quarter, mainly due to lower interest rates in Mexico and a $45M peso decrease in income tax.

For more details, please refer to the results of each business unit.

Financial Performance

Balance sheet at the end of Q2 2025.

Liquidity ratios

BeFra’s cash flow is returning to its natural operating cash cycle, after first quarter’s the non-recurring events. Cash generation is expected to continue improving in the coming quarters.

	Q2 2025	Q2 2024	∆
Current Ratio	0.93	1.03	-9.5%
FCF / Adj. EBITDA	87.2%	69.9%	+1,736 bps
CCC (days)	65	42	+23 days

*	CCC: Cash Conversion Cycle

Asset Light Business – Low fixed cost structure

BeFra’s asset-light business model continues to be a key pillar of business resilience. The YoY decrease in fixed assets was due to the strategic sale of Jafra Mexico’s real estate assets last year, as part of the Company’s commitment to its asset-light strategy. Additionally, management continues to search for other ways to further optimize SG&A.

	Q2 2025	Q2 2024	∆ bps
Fixed Assets / Total Assets	16.8%	26.5%	-972 bps
Variable Cost Structure	75.1%	76.7%	-166 bps
Fixed Cost Structure	24.9%	23.3%	166 bps
SG&A / Net Revenues	45.6%	46.5%	-89 bps

Return on Investment

Over many years, BeFra has consistently delivered solid returns on investment. Although the results of Q2 were good, first-half profitability was impacted by a very challenging operating environment and weak performance in Q1. However, management views both as short-term in nature and is confident in the long-term value-creation capacity of the Company’s business model and growth strategy.

	Q2 2025	Q2 2024	∆
Equity Turnover	12.07	8.73	+38.3%
ROE	50.4%	76.9%	-2,656 bps
ROTA	10.5%	18.4%	-784 bps
Dividend Yield	12.66%	10.69%	+196 bps

Debt Leverage

BeFra’s current level of debt primarily reflects two key strategic initiatives: the acquisition of Jafra in 2022 and the investment in the Betterware Campus. Management remains firmly committed to our debt reduction strategy and expects to reduce leverage during H2 25.

	Q2 2025	Q2 2024	∆%
Debt to EBITDA	2.12	1.95	+8.4%
Net Debt to EBITDA	1.97	1.80	+9.2%
Interest Coverage	3.32	3.23	+3.0%

*	Equity Turnover = Net Revenues TTM / Equity
*	ROE = Net income TTM / Stockholders Equity
*	ROTA = Net Income TTM / (Cash + Accounts Receivable + Inventories + Fixed Assets)
*	Calculation of Dividend Yield Using the Closing Price on June 30, 2025, which was $8.65.

Capital Allocation

Quarterly Dividend: Considering BeFra’s results to date and, remaining committed to enhancing shareholder value through quarterly dividends, the Board of Directors has proposed maintaining a Ps. 200M dividend for Q2 2025, pending approval at the Ordinary General Shareholders’ Meeting on July 31, 2025.

2025 Guidance

The Company remains committed to the full-year guidance issued earlier this year and will continue to monitor the business progress closely.

	2025	2024	Var %
Net Revenue	$ 14,900 - $ 15,300	$14,101	≈ 6.0% - 9.0%
EBITDA	$ 2,900 - $ 3,000	$2,775	≈ 6.0% - 9.0%

*	Figures in millions Pesos.

Q2 2025 Financial Results by Business

Betterware Mexico

Key Financial and Operating Metrics

	Q2			H1
Results in ‘000 MXN	2025	2024		2025	2024
Net Revenue	$1,458,593	$1,476,375	-1.2%	$2,861,658	$3,031,402	-5.6%
Gross Margin	55.2%	56.4%	-127 bps	55.2%	58.3%	-304 bps
EBITDA	$290,745	$304,467	-4.5%	$552,238	$686,574	-19.6%
EBITDA Margin	19.9%	20.6%	-69 bps	19.3%	22.6%	-335 bps
Associates
Avg. Base	657,317	713,144	-7.8%	651,338	714,895	-8.9%
EOP Base	670,349	699,033	-4.1%	670,349	699,033	-4.1%
Monthly Activity Rate	65.6%	66.4%	-76 bps	65.6%	67.0%	-147 bps
Avg. Monthly Order	$2,153	$2,027	+6.2%	$2,152	$2,040	+5.5%
Distributors
Avg. Base	42,062	44,953	-6.4%	41,632	43,920	-5.2%
EOP Base	43,292	45,009	-3.8%	43,292	45,009	-3.8%
Monthly Activity Rate	98.8%	98.0%	+74 bps	98.3%	98.3%	+7 bps
Avg. Monthly Order	$22,347	$21,669	+3.1%	$22,440	$22,626	-0.8%

•	Revenue Rebound of 4.0% QoQ growth, was driven mainly by three factors: 1) a lower “line item” gross margin, to make these items more competitive and to regain their level within total sales mix, which is expected to help the overall gross margin; 2) exceptional product innovation, especially in the Home Solutions and Kitchen categories, together with a strong seasonal portfolio performance and, 3) a strengthened incentive program that is beginning increase the acquisition rates and which has resulted in the first quarter of QoQ Associate growth since Q1 2021. It is important to highlight that the Distributor base also expanded in the quarter. Finally, we find important to communicate that according to Betterware’s proprietary market research, the general home goods market in Mexico contracted by ~1.0% in 2024, while Betterware Mexico outperformed with a 4.6% growth rate in the period—underscoring the strength and differentiation of the Company’s business model.

•	EBITDA Margin remained strong, despite the gross margin shortfall. The Company continues to look for operational efficiencies that can raise EBITDA levels back to our 23.0%-25.0% expectations. As topline growth resumes, the EBITDA margin is expected to improve in the second half of the year.

•	Inventory Reduction: Efforts to reduce inventory levels resulted in a $98M decrease in excess stock in the first half, improving working capital and supply chain efficiency. These efforts will continue through the rest of the year, with the objective of bringing inventory levels back in line with historical levels in the coming quarters.

Q3 2025 Priorities

•	Optimize Sales Mix & Pricing: The Company will maintain its Q2 pricing strategy to continue making line items more accessible and expect this to drive revenue growth going forward.

•	Enhanced incentive plan: With a new compensation plan successfully implemented in the first half, the Company has continued to refine some programs to maintain the momentum in sales force expansion.

•	Personal Tagging: Launch of a program that enables a closer follow up of the Distributors and Associates journey, with targeted approaches to boost sales, recruitment and retention.

•	Continue Optimizing Inventory: Use real-time sell-through data to better manage purchasing cycles and further reduce excess inventory.

Jafra Mexico

Key Financial and Operating Metrics

	Q2			H1
Results in ‘000 MXN	2025	2024		2025	2024
Net Revenue	$1,853,832	$1,671,137	+10.9%	$3,723,650	$3,521,133	+5.8%
Gross Margin	75.3%	77.0%	-167 bps	74.4%	77.2%	-284 bps
EBITDA	$393,360	$344,478	+14.2%	$680,066	$727,598	-6.5%
EBITDA Margin	21.2%	20.6%	+61 bps	18.3%	20.7%	-240 bps
Associates
Avg. Base	438,041	432,450	+1.3%	453,199	450,870	+0.5%
EOP Base	429,472	419,931	+2.3%	429,472	419,931	+2.3%
Monthly Activity Rate	49.8%	50.5%	-74 bps	50.1%	52.2%	-204 bps
Avg. Monthly Order	$2,495	$2,284	+9.2%	$2,457	$2,261	+8.7%
Distributors
Avg. Base	19,036	19,073	-0.2%	19,093	18,913	+1.0%
EOP Base	18,966	19,035	-0.4%	18,966	19,035	-0.4%
Monthly Activity Rate	94.1%	93.1%	+99 bps	94.6%	94.6%	-3 bps
Avg. Monthly Order	$2,855	$2,693	+6.0%	$2,800	$2,545	+10.0%

•	Accelerated Revenue Momentum, mainly due to: 1) strong performance across the Fragrance, Color and Skin Care categories; 2) a brand refresh that continues to positively impact Jafra’s product offering as well as salesforce activity and retention, with key brands like Navigo and Royal Jelly outperforming expectations; and 3) new productivity incentives. It is important to stand out that growth comes together with Associates and Distributors base growth, similar to Betterware, which continues to set a strong prospect for the future. The Company also finds important to stand out, that according to data from Euromonitor and Kantar, the beauty market in Mexico grew by ~5.0% in 2024. In contrast, Jafra Mexico delivered exceptional growth at a rate of 13.0%—nearly three times the market—further validating the strength of Jafra’s commercial strategy and execution.

•	EBITDA for the quarter grew 14.2% YoY, with the margin expanding to 21.2%, a strong result driven by sales volume growth, an improved sales mix, as previously noted, and disciplined cost management.

Q3 2025 Priorities

•	Accelerate Recruitment & Activation: Expand Associate base via better incentives for productivity and growth.

•	Drive Core Category Growth Through Product Renewals & Innovation: Launch of rebranded key products and seasonal sets in Fragrance, Skin Care and Body Care categories, as well as the launch of new products on Jafra’s Skin Care line, such as BioLab with a new spot remover.

•	Maintain Margin Discipline: Calibrate promotional intensity, while recalibrating and improving forecast capacities to reduce excess inventories.

•	New “Purple Guide”: simplified Jafra’s incentives plan communication, and new printed version available to all Distributors and Associates for the first time.

•	Inventory Management: Improve the Sales and Operational Planning process and introduce more suitable Minimum Order Quantities.

Jafra US

Key Financial and Operating Metrics

	Q2			H1
Results in ‘000 MXN	2025	2024		2025	2024
Net Revenue	$250,218	$241,881	+3.4%	$476,486	$439,361	+8.4%
Gross Margin	76.0%	73.6%	+239 bps	75.0%	73.8%	+118 bps
EBITDA	$-5,293	$7,192	-173.6%	$-18,227	$-2,646	-588.9%
EBITDA Margin	-2.1%	3.0%	-509 bps	-3.8%	-0.6%	-322 bps

	Q2			H1
Results in ‘000 USD	2025	2024		2025	2024
Net Revenue	$12,802	$14,058	-8.9%	$23,881	$25,678	-7.0%
Gross Margin	76.0%	73.6%	+239 bps	75.0%	73.8%	+120 bps
EBITDA	$-271	$418	-164.8%	$-904	$-161	-461.4%
EBITDA Margin	-2.1%	3.0%	-509 bps	-3.8%	-0.6%	-316 bps
Associates
Avg. Base	27,191	31,013	-12.3%	25,947	30,260	-14.3%
EOP Base	28,188	31,474	-10.4%	28,188	31,474	-10.4%
Monthly Activity Rate	49.2%	45.9%	+330 bps	47.6%	44.2%	+340 bps
Avg. Monthly Order	$225	$232	-3.0%	$234	$228	+2.8%
Distributors
Avg. Base	1,808	1,726	+4.7%	1,656	1,727	-4.1%
EOP Base	1,901	1,766	+7.6%	1,901	1,766	+7.6%
Monthly Activity Rate	89.8%	89.8%	-	89.6%	89.0%	+53 bps
Avg. Monthly Order	$206	$229	-10.2%	$217	$223	-2.8%

•	Sequential Revenue Rebound: Despite challenges in Q1, Jafra US achieved a 15.6% QoQ growth in USD, despite a YoY sales decrease of 8.9%, derived from a difficult start of the year. Revenues in Mexican pesos increased 3.4% YoY, due to the depreciation of the Mexican peso during the quarter. The rebound in revenue accompanied an 8.5% sequential increase in the Associate base, as well as a recovery in activity levels, driven by Jafra’s new incentives plan that was implemented in April and May, which showed a positive impact on engagement levels.

•	Gross Margin Improvement: Q2 gross margin expanded to 76.0%, the highest in recent quarters, driven by a more favorable mix of higher-margin products that resulted from pricing adjustment initiatives in key SKUs.

•	EBITDA: While the business reported an EBITDA loss for both Q2 and H1, the gap has narrowed significantly. Improving revenue scale, gross margin expansion, and continued cost optimization are positioning Jafra US for annual breakeven in the coming quarters.

Q3 2025 Priorities

•	Strengthen Recruitment & Onboarding: Launch targeted incentives for new recruits with kits and promotion campaigns based on market segment (General and Hispanic), aiming to simplify sales tools and training to drive earlier Associate conversion and retention.
•	Brand Refresh and Innovation: Following Jafra Mexico’s success, Jafra US will continue to lay out all product renovations and innovations going forward. It is important to stand out that Jafra US will begin to launch new product lines specifically targeted to US consumer niches, such as the new “around the world” fragrance collection which will be introduced in Q3 2025.

Appendix

Financial Statements

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Final Position

As of June 30, 2025 and 2024

(In Thousands of Mexican Pesos)

	Jun 2025	Jun 2024
Assets
Cash and cash equivalents	391,784	423,246
Trade accounts receivable, net	1,120,971	1,082,224
Accounts receivable from related parties	-	542
Account receivable "San Angel"	113,006	-
Inventories	2,364,160	2,062,733
Prepaid expenses	191,257	137,214
Income tax recoverable	276,361	137,936
Derivative financial instruments	-	22,593
Non-current assets held for sale	40,000	-
Other assets	147,098	121,204
Total current assets	4,644,637	3,987,692
Account receivable "San Angel"	47,544	-
Property, plant and equipment, net	1,742,377	2,919,620
Right of use assets, net	276,076	315,701
Deferred income tax	525,086	526,184
Intangible assets, net	1,530,431	1,610,915
Goodwill	1,599,718	1,599,718
Other assets	14,447	56,888
Total non-current assets	5,735,679	7,029,026
Total assets	10,380,316	11,016,718

Liabilities and Stockholders’ Equity
Short-term debt and borrowings	1,759,317	589,478
Accounts payable to suppliers	1,824,909	1,949,182
Accrued expenses	363,831	358,363
Provisions	765,142	709,902
Value added tax payable	60,710	92,532
Statutory employee profit sharing	67,118	47,412
Lease liability	98,234	117,797
Derivative financial instruments	33,400	-
Total current liabilities	4,972,661	3,864,666
Employee benefits	137,124	133,626
Deferred income tax	495,118	783,169
Lease liability	199,864	230,721
Long term debt and borrowings	3,401,437	4,455,638
Total non-current liabilities	4,233,543	5,603,154
Total liabilities	9,206,204	9,467,820
Stockholders’ Equity
Capital stock	321,312	321,312
Share premium account	-25,264	-25,264
Retained earnings	921,973	1,278,680
Other comprehensive income	-40,922	-24,275
Non-controlling interest	-2,987	-1,555
Total Stockholders’ Equity	1,174,112	1,548,898
Total Liabilities and Stockholders’ Equity	10,380,316	11,016,718

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended June 30, 2025 and 2024

(In Thousands of Mexican Pesos)

	Q2 2025	Q2 2024	∆%
Net revenue	3,562,643	3,389,393	5.1%
Cost of sales	1,170,756	1,090,859	7.3%
Gross profit	2,391,887	2,298,534	4.1%

Administrative expenses	630,013	624,356	0.9%
Selling expenses	993,382	950,176	4.5%
Distribution expenses	186,274	164,030	13.6%
Total expenses	1,809,669	1,738,562	4.1%

Operating income	582,218	559,972	4.0%

Interest expense	-144,276	-161,137	-10.5%
Interest income	7,907	4,134	91.3%
Unrealized (loss) gain in valuation of financial derivative instruments	-42,436	95,295	-144.5%
Foreign exchange gain (loss), net	29,946	-40,212	-174.5%
Financing cost, net	-148,859	-101,920	46.1%

Income before income taxes	433,359	458,052	-5.4%

Income taxes	106,690	154,307	-30.9%

Net income including minority interest	326,669	303,745	7.5%
Non-controlling interest loss	637	75	749.3%
Net income	327,306	303,820	7.7%

Concept	Q2 2025	Q2 2024	∆%
Net income	326,669	303,745	7.5%
(+) Income taxes	106,690	154,307	-30.9%
(+) Financing cost, net	148,859	101,920	46.1%
(+) Depreciation and amortization	96,594	96,164	0.4%
EBITDA	678,812	656,136	3.5%
EBITDA margin	19.1%	19.4%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the six-months ended June 30, 2025 and 2024

(In Thousands of Mexican Pesos)

	H1 2025	H1 2024	∆%
Net revenue	7,061,794	6,991,896	1.0%
Cost of sales	2,354,080	2,181,853	7.9%
Gross profit	4,707,714	4,810,043	-2.1%

Administrative expenses	1,321,838	1,273,277	3.8%
Selling expenses	2,014,380	1,978,750	1.8%
Distribution expenses	355,373	337,312	5.4%
Total expenses	3,691,591	3,589,339	2.8%

Operating income	1,016,123	1,220,704	-16.8%

Interest expense	-290,312	-324,807	-10.6%
Interest income	23,978	10,803	122.0%
Unrealized (loss) gain in valuation of financial derivative instruments	-108,846	70,513	-254.4%
Foreign exchange gain (loss), net	72,127	-61,253	-217.8%
Financing cost, net	-303,053	-304,744	-0.6%

Income before income taxes	713,070	915,960	-22.2%

Income taxes	235,673	316,952	-25.6%

Net income including minority interest	477,397	599,008	-20.3%
Non-controlling interest loss	1,303	-24	-5529.2%
Net income	478,700	598,984	-20.1%

Concept	H1 2025	H1 2024	∆%
Net income	477,397	599,008	-20.3%
(+) Income taxes	235,673	316,952	-25.6%
(+) Financing cost, net	303,053	304,744	-0.6%
(+) Depreciation and amortization	197,954	190,822	3.7%
EBITDA	1,214,077	1,411,526	-14.0%
EBITDA margin	17.2%	20.2%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the six-months ended June 30, 2025 and 2024

(In Thousands of Mexican Pesos)

	Q2 2025	Q2 2024
Cash flows from operating activities:
Profit for the period	477,397	599,008

Adjustments for:
Income tax expense recognized in profit of the year	235,673	316,952
Depreciation and amortization of non-current assets	197,954	190,822
Interest income recognized in profit or loss	-23,978	-10,803
Interest expense recognized in profit or loss	290,312	324,807
Unrealized loss (gain) in valuation of financial derivative instruments	108,846	-70,513
Share-based payment expense	-	-8,894
Gain on disposal of equipment	-6,981	-2,653
Currency effect	16,554	-7,754
Movements in not- controlling interest	38	52
Movements in working capital:
Trade accounts receivable	12,122	-9,769
Trade accounts receivable from related parties	250	-438
Trade account receivable "San Angel"	51,072
Inventory, net	140,933	-28,599
Prepaid expenses and other assets	-101,707	50,602
Accounts payable to suppliers and accrued expenses	-360,840	196,116
Provisions	16,224	-94,846
Value added tax payable	-10,482	-25,829
Statutory employee profit sharing	-72,137	-85,443
Trade accounts payable to related parties	-1,237	-
Income taxes paid	-404,021	-421,733
Employee benefits	8,812	6,476
Net cash generated by operating activities	574,804	917,561

Cash flows from investing activities:
Payments for property, plant and equipment, net	-42,908	-106,532
Proceeds from disposal of property, plant and equipment, net	4,415	7,063
Interest received	23,978	10,803
Net cash used in investing activities	-14,515	-88,666

Cash flows from financing activities:
Repayment of borrowings	-2,115,436	-1,175,000
Proceeds from borrowings	2,450,436	1,090,000
Interest paid	-272,121	-299,621
Lease payment	-78,817	-71,731
Dividends paid	-449,125	-499,027
Net cash used in financing activities	-465,063	-955,379
Net increase (decrease) in cash and cash equivalents	95,226	-126,484
Cash and cash equivalents at the beginning of the period	296,558	549,730
Cash and cash equivalents at the end of the period	391,784	423,246

Key Operating Metrics

Betterware Mexico

	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025
Associates
Avg. Base	716,645	713,144	694,277	693,666	645,359	657,317
EOP Base	724,707	699,033	700,893	674,654	649,076	670,349
Monthly Activity Rate	67.7%	66.4%	66.3%	64.8%	65.5%	65.6%
Avg. Monthly Order	$2,052	$2,027	$2,034	$2,158	$2,152	$2,153
Monthly Growth Rate	15.1%	13.8%	15.7%	14.3%	18.7%	16.6%
Monthly Churn Rate	15.8%	15.0%	15.6%	15.6%	19.5%	15.6%
Distributors
Avg. Base	42,886	44,953	44,639	43,585	41,202	42,062
EOP Base	44,482	45,009	43,939	42,608	41,810	43,292
Monthly Activity Rate	98.5%	98.0%	98.0%	96.7%	97.9%	98.8%
Avg. Monthly Order	$23,582	$21,669	$21,531	$22,945	$22,534	$22,347
Monthly Growth Rate	11.8%	11.4%	10.4%	8.7%	9.8%	10.7%
Monthly Churn Rate	9.7%	11.0%	11.2%	10.3%	11.2%	9.4%

Jafra Mexico

	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025
Associates
Avg. Base	469,290	432,450	403,340	476,211	468,356	438,041
EOP Base	451,692	419,931	421,073	480,532	446,998	429,472
Monthly Activity Rate	53.7%	50.50%	51.6%	49.9%	50.5%	49.8%
Avg. Monthly Order	$2,238	$2,284	$2,347	$2,439	$2,419	$2,495
Monthly Growth Rate	9.5%	8.4%	12.0%	13.2%	10.1%	10.1%
Monthly Churn Rate	10.6%	10.8%	11.9%	8.6%	12.5%	11.3%
Distributors
Avg. Base	18,927	19,073	18,823	18,889	19,150	19,036
EOP Base	19,159	19,035	18,722	19,093	19,202	18,966
Monthly Activity Rate	96.0%	93.10%	93.2%	94.6%	95.1%	94.1%
Avg. Monthly Order	$2,396	$2,693	$2,694	$2,758	$2,744	$2,855
Monthly Growth Rate	1.6%	0.7%	0.9%	1.8%	1.2%	0.6%
Monthly Churn Rate	0.8%	0.8%	1.5%	1.1%	1.0%	1.0%

Jafra US

	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025
Associates
Avg. Base	29,506	31,013	30,149	26,540	24,703	27,191
EOP Base	29,470	31,474	29,101	25,272	25,973	28,188
Monthly Activity Rate	42.4%	45.9%	41.6%	44.5%	45.9%	49.2%
Avg. Monthly Order (USD)	$223	$232	$233	$248	$243	$225
Monthly Growth Rate	11.3%	14.4%	11.2%	10.0%	12.8%	13.2%
Monthly Churn Rate	13.1%	11.9%	13.7%	14.7%	11.8%	9.7%
Distributors
Avg. Base	1,728	1,726	1,774	1,786	1,504	1,808
EOP Base	1,674	1,766	1,774	1,638	1,493	1,901
Monthly Activity Rate	88.3%	89.8%	87.5%	85.5%	89.3%	89.8%
Avg. Monthly Order (USD)	$217	$229	$233	$219	$228	$206
Monthly Growth Rate	4.6%	8.5%	5.8%	2.7%	4.0%	8.5%
Monthly Churn Rate	6.9%	6.7%	5.7%	5.0%	6.9%	0.0%

Key Financial Metrics

Consolidated

	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025
Net Revenue	$3,602,503	$3,389,393	$3,330,394	$3,778,468	$3,499,151	$3,562,643
Gross Margin	69.7%	67.8%	66.9%	67.3%	66.2%	67.1%
EBITDA	$755,390	$656,136	$591,575	$771,596	$535,265	$678,812
EBITDA Margin	21.0%	19.4%	17.8%	20.4%	15.3%	19.1%
Net Income	$295,263	$303,745	$183,608	$270,083	$150,728	$327,306
Free Cash Flow	$359,655	$818,092	$1,235,471	$1,769,026	$-55,841	$536,311

Betterware Mexico

	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025
Net Revenue	$1,555,027	$1,476,375	$1,465,577	$1,494,855	$1,403,065	$1,458,593
Gross Margin	60.0%	56.4%	54.8%	57.2%	55.3%	55.2%
EBITDA	$382,107	$304,467	$279,889	$330,075	$261,493	$290,745
EBITDA Margin	24.6%	20.6%	19.1%	22.1%	18.6%	19.9%

Jafra Mexico

	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025
Net Revenue	$1,849,996	$1,671,137	$1,623,697	$2,038,993	$1,869,818	$1,853,832
Gross Margin	77.4%	77.0%	76.8%	74.1%	73.5%	75.3%
EBITDA	$383,120	$344,478	$318,146	$440,630	$286,706	$393,360
EBITDA Margin	20.7%	20.6%	19.6%	21.6%	15.3%	21.2%

Jafra US

	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025
Net Revenue	$197,480	$241,881	$241,120	$244,620	$226,268	$250,218
Gross Margin	74.0%	73.6%	73.3%	73.1%	73.9%	76.0%
EBITDA	$-9,838	$7,192	$-6,463	$891	$-12,934	$-5,293
EBITDA Margin	-5.0%	3.0%	-2.7%	0.4%	-5.7%	-2.1%

Use of Non-IFRS Financial Measures

This announcement includes certain references to EBITDA, EBITDA Margin, Net Debt:

EBITDA: defined as profit for the year adding back the depreciation of property, plant, and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes.

EBITDA Margin: is calculated by dividing EBITDA by net revenue.

EBITDA and EBITDA Margin are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies.

BeFra believes that these non-IFRS financial measures are useful to investors because (i) BeFra uses these measures to analyze its financial results internally and believes they represent a measure of operating profitability and (ii) these measures will serve investors to understand and evaluate BeFra’s EBITDA and provide more tools for their analysis as it makes BeFra’s results comparable to industry peers that also prepare these measures.

Definitions: Operating Metrics

Starting Q2 2024, the Company will report salesforce under the same name for all business units, Distributors (previously stated as Leaders in Jafra) and Associates (previously stated as Consultants for Jafra). It is important to note that the metrics are calculated with the same method as previous quarters and the reference name change has no adverse effect on the results of the operating metrics reported by the Company.

Betterware (Associates and Distributors)

Avg. Base: Weekly average Associate/Distributor base

EOP Base: Associate/Distributor base at the end of the period

Weekly Churn Rate: Average weekly data. Total Associates/Distributors lost during the period divided by the beginning of the period Associate/Distributor base.

Weekly Activity Rate: Average weekly data. Active Associates/Distributors divided by ending Associate/Distributor base.

Avg. Weekly Order: Average weekly data. Total Revenue divided by number of active Associates/Distributors

Jafra (Associates and Distributors)

Avg. Base: Monthly average Associate/Distributor base

EOP Base: Associate/Distributor base at the end of the period

Monthly Churn Rate (Associates): Average monthly data. Total Associates lost during the period divided by the number of active Associates 4 months prior. An Associate is terminated only after 4 months of inactivity.

Monthly Churn Rate (Distributors): Average monthly data. Total Distributors lost during the period divided by end of period Distributors’ base.

Monthly Activity Rate: Average monthly data. Active Associate/Distributor divided by the end of period Associate/Distributor base.

Avg. Monthly Order (Associates): Average monthly data. Total Catalog Revenue divided by number of Associates orders.

Avg. Monthly Order (Distributors): Average monthly data. Total Distributors Revenue divided by number of Distributors orders.

About Betterware de México, S.A.P.I. de C.V.

Founded in 1995, Betterware de Mexico is the leading direct-to-consumer company in Mexico focused on offering innovative products that solve specific needs related to household organization, practicality, space-saving, and hygiene. Through the acquisition of JAFRA on April 7, 2022, the Company now offers a leading brand of direct-to-consumer in the Beauty market in Mexico and the United States where it offers Fragrances, Color & Cosmetics, Skin Care, and Toiletries. The combined company possesses an asset-light business model with low capital expenditure requirements and a track record of strong profitability, double digit rates of revenue growth and free cash flow generation. Today, the Company distributes its products in Mexico and in the United States of America.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “plan”, “predict”, “potential”, “seem”, “seek,” “future,” “outlook”, and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document and that many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward looking statements. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections and encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2020 and any of the Company’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences

The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date hereof. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Further information on risks and uncertainties that may affect the Company’s operations and financial performance, and the forward statements contained herein, is available in the Company’s filings with the SEC. All forward-looking statements are qualified in their entirety by this cautionary statement.

Q2 2025 Conference Call

Management will hold a conference call with investors on July 24th, 2025, at 3:30 pm Mexico City Time / 5:30 pm Eastern Time (EST). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152

Toll/International: 1-201-389-0879

Conference ID: 13754386

Webcast Link: https://viavid.webcasts.com/starthere.jsp?ei=1724802&tp_key=1369fe2566

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13754386

Contacts.

Company:

BeFra IR

ir@better.com.mx

+52 (33) 3836 0500 Ext. 2011

InspIR:

Investor Relations

Ivan Peill

ivan@inspirgroup.com